Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Penn Virginia Corporation

Commission File No.: 001- 13283

Subject Company: Penn Virginia Corporation

Penn Virginia Team,

Today marks an exciting milestone for Penn Virginia. We just announced that we have agreed to combine with Denbury Resources to create a leading, diversified mid-cap oil producer with high-quality, oil-weighted assets and enhanced financial strength. The press release we issued can be found on our website.

As we announced in July, Penn Virginia initiated a process to evaluate a range of strategic alternatives to better position our company for long-term success. Our combination with Denbury is an ideal outcome for our company and all of our stakeholders.

Many of you may already be familiar with Denbury, based in Plano, Texas. It is a leading independent oil and natural gas company with operations in the Gulf Coast and Rocky Mountain regions. Our portfolios and areas of expertise are highly complementary, which is why we are so excited about the potential of this combination. By combining Denbury’s enhanced oil recovery expertise to our oil-rich resources, we will accelerate the value of our South Texas assets and create a tremendous opportunity for growth for all of us.

In addition, our two companies are an excellent cultural fit. Denbury has great respect and admiration for Penn Virginia’s highly qualified, dedicated employees. This transaction is about growth and achieving greater milestones than Penn Virginia can achieve on its own. As a result, we believe that being part of a larger company with greater scale and capabilities will lead to significant opportunities.

It’s important to keep in mind that while an agreement has been signed, we are still in the early days. Until the transaction is completed, which is expected to occur in the first quarter of 2019, subject to shareholder and regulatory approvals and other conditions, Penn Virginia and Denbury will continue to operate independently. It remains business as usual and the most important thing you can do is remain focused on your day-to-day responsibilities.

Ben Mathis will be hosting an employee town hall meeting tomorrow morning at 8:30 am CT in the board room to discuss this announcement in more detail and we ask that you please attend. Please understand that Steve Hartman and I won’t be able to join this meeting, as we will be in Plano, Texas participating in the joint conference call for the financial community. We will be back in Houston on Tuesday, joined by Denbury’s CEO, Chris Kendall, and I look forward to discussing the combination with you in-person this week and introducing you to Chris. We have also attached to this email a short FAQ to help answer some of the questions you may have.

As is common with announcements like these, today’s news may lead to increase interest in our business, and it is important that we speak with one voice. Please refer any media or other external inquiries to Clay Jeansonne at clay.jeansonne@pennvirginia.com or 713-722-6540.

Thank you for your continued hard work and dedication.

Best,

John Brooks

President and CEO

1.	Why did Penn Virginia announce this combination? Why is Denbury the right partner?

•	As we announced in July, Penn Virginia initiated a process to evaluate a range of strategic alternatives to better position our company for long-term success.

•	Our combination with Denbury is an ideal outcome for our company and all of our stakeholders.

•	The combined company will leverage Penn Virginia’s shale development knowledge with Denbury’s complementary exploitation and EOR expertise to expand our asset potential.

•	By joining together, we will apply Denbury’s demonstrated expertise in EOR on the oil-rich resources of Penn Virginia’s large, contiguous Eagle Ford acreage.

•

Following the close of the transaction, the company will benefit from enhanced investment opportunities through a balanced portfolio of medium cycle EOR projects and shorter cycle unconventional development opportunities.

•	The combined company will also have enhanced financial strength, with strong margins and free cash flow that provide the potential to return future capital to shareholders.

2.	What does this mean for employees?

•	There are no anticipated immediate changes. This announcement is only the first step.

•	In the meantime, Penn Virginia and Denbury will continue to operate as independent companies. The most important thing you can do is remain focused on your day-to-day responsibilities.

•

This transaction is about growth. Denbury has an appreciation for the talent and knowledge you all will bring to the Denbury family. We look forward to integrating our complementary skills and shared values.

•	We also believe that being part of a larger company with greater scale and capabilities will lead to significant opportunities.

3.	Will there be layoffs? Will I lose my job?

•	We expect that there will be no immediate impact on our employees.

•	Penn Virginia and Denbury will continue to operate independently until the transaction is completed.

•	We expect to have more details for you as we move forward.

4.	How will the integration process work? Who will lead it? How long with it take?

•	We are establishing an integration team with Denbury to capitalize on best practices from both sides as we move toward completing the transaction.

•	We have only just announced this transaction and don’t have all the answers for you today. We expect to have more details for you as we move forward.

5.	Will the Houston office stay open?

•	There are no immediate plans to close the Houston office.

•	This is only the first step in the process, and there are many details that need to be finalized.

•	Until the transaction is completed, it is business as usual at Penn Virginia.

6.	Who will be leader of the combined company?

•	Chris Kendall, President and Chief Executive Officer of Denbury, will continue in his role.

7.	Will my current job title, pay, bonus target %, and health and welfare benefits remain the same once my employment is transferred to Denbury?

•

Denbury has agreed that, for one year after closing, continuing employees will receive a base salary or wage rate and target incentive compensation opportunity (including equity-based compensation), each of which will be at least as good as those provided by Penn Virginia at closing.

•	Denbury has also agreed to provide health, welfare and retirement benefits that, on the whole, are at least as good as those provided by Penn Virginia.

8.	Will my salary change? Will I still get my 2018 bonus?

•

Denbury has agreed that, for one year after closing, continuing employees will receive a base salary or wage rate and target incentive compensation opportunity (including equity-based compensation), each of which will be at least as good as those provided by Penn Virginia at closing.

•	This will have no impact on 2018 bonuses, which Penn Virginia will pay in the ordinary course.

9.	How should I respond when our customers, vendors, and/or contractors ask if their current contract terms are still in effect after the merger closes?

•	Please let customers, vendors and contractors know that we are operating as usual at Penn Virginia and they should not expect any immediate changes to how we do business with them.

•	As we work towards the completion of the transaction, both companies will continue to operate independently.

•	You can also provide them with a copy of the letter we have prepared regarding this transaction.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Denbury Resources Inc. (“Denbury”) or Penn Virginia Corporation (“Penn Virginia”) for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Denbury or Penn Virginia; (5) the ability of Denbury and Penn Virginia to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Penn Virginia’s overall business, including those more fully described in Penn Virginia’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Denbury’s overall business and financial condition, including those more fully described in Denbury’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and its quarterly reports filed on Form 10-Q for its current fiscal year. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither Penn Virginia nor its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information And Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of each of Penn Virginia and Denbury for their consideration. Denbury will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Penn Virginia and Denbury. Each of Penn Virginia

and Denbury will provide the joint proxy statement/prospectus to their respective shareholders. Penn Virginia and Denbury also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Penn Virginia or Denbury may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PENN VIRGINIA AND DENBURY ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Penn Virginia’s Investor Relations website (www.https://ir.pennvirginia.com/) (for documents filed with the SEC by Penn Virginia) or Denbury Investor Relations website (https://www.denbury.com/investor-relations/) (for documents filed with the SEC by Denbury).

Participants in the Solicitation

Penn Virginia, Denbury, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Penn Virginia and Denbury shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Penn Virginia and Denbury shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Penn Virginia’s executive officers and directors in its definitive proxy statement filed with the SEC on March 28, 2018 and Form 8-K filed with the SEC on September 12, 2018. You can find more detailed information about Denbury’s executive officers and directors in its definitive proxy statement filed with the SEC on April 12, 2018. Additional information about Penn Virginia’s executive officers and directors and Denbury’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.